EXHIBIT 99.1

Yuanbao Inc. Announces Second Quarter 2026 Unaudited Financial Results

BEIJING, Sept. 10, 2026 (GLOBE NEWSWIRE) -- Yuanbao Inc. (“Yuanbao” or the “Company”) (NASDAQ: YB), a leading technology-driven online insurance distributor in China, today announced its unaudited financial results for the second quarter ended June 30, 2026.

Second Quarter 2026 Financial Highlights

  Total revenues in the second quarter of 2026 were RMB1,392.2 million (US$205.2 million), representing a 30.1% increase from RMB1,069.9 million in the same period of 2025.
  Net income in the second quarter of 2026 was RMB413.2 million (US$60.9 million), representing a 35.6% year-over-year increase from RMB304.7 million in the same period of 2025.
  Net income margin in the second quarter of 2026 was 29.7%, compared with 28.5% in the same period of 2025.
  Net operating cash inflow in the second quarter of 2026 was RMB419.1 million (US$61.8 million).

Recent Developments

  The Company continued to advance the application of multimodal AI technology across insurance business scenarios, building multimodal understanding and analysis capabilities tailored to the insurance industry. To address the large volumes of unstructured information inherent in insurance operations, including images, documents, videos and text, the Company leveraged its multimodal models and proprietary knowledge systems to enhance AI’s ability to recognize, understand and analyze complex business content, converting unstructured data into analyzable, usable data assets.

  In insurance claims assistance service scenarios, the Company applied multimodal models to intelligently parse various types of materials, including medical records, diagnostic certificates, medical invoices and examination reports, enabling document recognition, information extraction, fact consolidation and review assistance. By cross-referencing key information across materials from different sources, the system can generate structured claims event files. Combined with the Company’s insurance knowledge base, this supports liability analysis and user service, improving insurance carriers’ claims processing efficiency, review consistency and user experience. These capabilities have already been deployed in medical insurance claims assistance scenarios, achieving document classification accuracy of 95% and average accuracy of approximately 94% in key field extraction. Compared to the previous vendor solution, this represents an upgrade in both processing efficiency and accuracy.

  In user growth scenarios, the Company applied multimodal models to intelligently understand and analyze business content, comprehensively identifying product information, expression characteristics and user feedback across images, videos and text. Combined with business performance data, these capabilities support content analysis and strategy optimization, improving user outreach efficiency and business operations.

  At the same time, the Company continued to build its insurance-domain knowledge base, structuring core content covering product terms, medical knowledge, service workflows, claims rules and historical cases into a professional knowledge foundation that underpins its AI applications. By combining the knowledge base with multimodal models and Agent technology, the Company further enhanced the accuracy, interpretability and business adaptability of AI in complex insurance scenarios, driving the evolution of insurance services from a traditional manual-processing model toward an AI-assisted, human-machine collaborative model.

Mr. Rui Fang, Chairman and Chief Executive Officer of Yuanbao, commented, “In the second quarter of 2026, we maintained steady growth across our business, with revenue scale and profitability improving in tandem. We also continued to strengthen our AI and big data capabilities. As of the end of the second quarter, our AI team continued to account for more than 10% of our total workforce. Our model matrix had grown to more than 5,100 models, which are capable of analyzing over 5,900 labels, covering the full range of scenarios from needs identification and product recommendation to claims assistance, and improving both service efficiency and user experience.

“Against this backdrop of an accelerating multi-tiered healthcare security system and continuously evolving user needs, we continued to deepen our collaboration with insurance carriers this quarter and accelerate the iteration of our health insurance offerings. We remain committed to our strategy of affordable pricing, comprehensive coverage, and quality service. By lowering the barriers to obtaining coverage, broadening coverage benefits, and improving the service experience, we are further enhancing both quality and reach of inclusive medical protection.

“On the product side, the Super Medical Insurance series of medical insurance products received a major upgrade in June 2026. Even as we substantially upgraded coverage, we stayed true to our principle of affordable pricing, improving quality without raising prices. This year, Yuanbao has also been actively exploring new approaches to protection for individuals with pre-existing conditions, in line with national policy encouraging insurance for this population. In May, we worked with insurance carriers to launch Complete Guardian · Million-RMB Medical Insurance, which requires no health disclosure and covers general pre-existing conditions within its scope of liability, directly addressing the real protection pain points of over 400 million people in China living with pre-existing conditions. On the critical illness front, Yuanbao also worked with insurance carriers this year to launch a no-health-disclosure version of Guardian Insurance · Critical Illness Insurance, further broadening access to critical illness protection for people with such coverage needs.

“Looking ahead, as the 15th Five-Year Plan continues to advance, the multi-tiered healthcare security system continues to improve, and artificial intelligence rapidly empowers industries across the economy, the insurance industry is entering a new stage where technological innovation and rising protection needs converge. Yuanbao will continue to strengthen its AI technology foundation, advancing the adoption of AI Agents, multimodal models, and other technologies across the end-to-end insurance process, and upgrading core capabilities including user insights, product recommendations, user consulting, and claims assistance service. We will also continue to refine our inclusive product matrix, including Super Medical Insurance and Complete Guardian, upholding our commitment to providing accessible, affordable insurance services with high claims satisfaction.

“Drawing on our solid operating performance, technology accumulation, and deep understanding of user needs, Yuanbao will seize the opportunities presented by the insurance industry's high-quality development, support innovation in commercial health insurance and the development of a multi-tiered healthcare security system, and create long-term, sustainable value for our consumers, partners, and shareholders.”

Mr. Ray Wan, Chief Financial Officer of Yuanbao, added, “We delivered a solid second quarter, marked by ongoing growth across our core business and continued deepening of AI integration across our operations. Total revenues for the quarter reached RMB1,392.2 million, a 30.1% increase year over year. Net income grew 35.6% year over year to RMB413.2 million, with net income margin at 29.7%. Our cash position continued to strengthen, providing us with ample flexibility to continue investing in our strategic priorities. In addition, we continued to execute our share repurchase program, as part of our long-term commitment to delivering consistent returns to our shareholders. These results reflect the resilience of our business model. As we progress through the remainder of the year, we will remain focused on high-quality growth, continued efficiency gains, and deepening our AI capabilities to create long-term value for our shareholders."

Second Quarter and First Half 2026 Financial Results

Total Revenues. Total revenues in the second quarter of 2026 were RMB1,392.2 million (US$205.2 million), representing a 30.1% increase from RMB1,069.9 million in the same period of 2025. This growth was primarily driven by significant increases in revenues from insurance distribution services, system services and the new advertising services. Total revenues in the first half of 2026 were RMB2,708.0 million (US$399.1 million), representing a 32.7% increase from the same period of 2025.

Insurance Distribution Services. Revenues from insurance distribution services in the second quarter of 2026 were RMB457.4 million (US$67.4 million), representing a 30.4% year-over-year increase from RMB350.6 million in the same period of 2025. This growth was mainly due to an increase in the number of policies purchased by insurance consumers on Yuanbao’s platform, partly driven by the Company’s enhanced targeted marketing efforts. Revenues from insurance distribution services in the first half of 2026 were RMB868.7 million (US$128.0 million), representing a 29.2% year-over-year increase.

System Services. Revenues from system services in the second quarter of 2026 were RMB881.9 million (US$130.0 million), representing a 22.8% year-over-year increase from RMB718.2 million in the same period of 2025. This growth was primarily driven by the Company’s strengthened ability to provide partnered insurance carriers with more effective marketing and analytics services and customer-related services, enabled by consistent improvements to its full consumer service cycle engine. The increase was also partially attributable to an enhanced provision of system services to existing and new partnered insurance carriers. Revenues from system services in the first half of 2026 were RMB1,786.5 million (US$263.3 million), representing a 30.9% year-over-year increase.

Advertising Services. Advertising services are new service offerings provided to the insurance carriers during the current period in 2026. The newly provided advertising services, powered by the Company's proprietary intelligent marketing platform, offer customers integrated intelligent marketing and traffic optimization solutions. Revenues from advertising services in the second quarter of 2026 were RMB52.8 million (US$7.8 million).

Others. Revenues from other services were RMB0.11 million (US$16.5 thousand) and RMB1.1 million in the second quarter of 2026 and 2025, respectively. Revenues from other services were RMB0.13 million (US$18.7 thousand) and RMB2.4 million in the first half of 2026 and 2025, respectively.

Total Operating Costs and Expenses. Total operating costs and expenses in the second quarter of 2026 were RMB941.3 million (US$138.7 million), representing a 21.9% year-over-year increase from RMB772.2 million in the same period of 2025. Total operating costs and expenses in the first half of 2026 were RMB1,819.9 million (US$268.2 million), representing a 25.3% year-over-year increase.

Operations and Support Expenses. Operations and support expenses in the second quarter of 2026 were RMB97.8 million (US$14.4 million), representing a 139.1% year-over-year increase from RMB40.9 million in the same period of 2025. This increase was primarily attributable to the Company’s new advertising service offerings. Operations and support expenses in the first half of 2026 were RMB145.2 million (US$21.4 million), representing a 69.6% year-over-year increase.

Selling and Marketing Expenses. Selling and marketing expenses in the second quarter of 2026 were RMB679.3 million (US$100.1 million), representing a 12.8% year-over-year increase from RMB602.1 million in the same period of 2025. This increase was primarily due to enhanced marketing efforts to attract new consumers and retain existing consumers. Selling and marketing expenses in the first half of 2026 were RMB1,317.5 million (US$194.2 million), representing a 20.3% year-over-year increase.

General and Administrative Expenses. General and administrative expenses in the second quarter of 2026 were RMB64.8 million (US$9.5 million), representing a 36.3% year-over-year increase from RMB47.5 million in the same period of 2025. This increase was primarily due to higher professional service fees and higher personnel costs, including salary, bonus, and benefits. General and administrative expenses in the first half of 2026 were RMB151.4 million (US$22.3 million), representing a 32.6% year-over-year increase.

Research and Development Expenses. Research and development expenses in the second quarter of 2026 were RMB99.5 million (US$14.7 million), representing a 21.7% year-over-year increase from RMB81.7 million in the same period of 2025. This increase was primarily due to increased research and development efforts with additional R&D personnel, aimed at reinforcing the Company’s leadership position as a technology-driven online insurance distributor. Research and development expenses in the first half of 2026 were RMB205.8 million (US$30.3 million), representing a 30.4% year-over-year increase.

Investment Income. Investment income in the second quarter of 2026 was RMB19.9 million (US$2.9 million), compared with RMB10.0 million in the same period of 2025. This growth was primarily due to higher investment income from short-term investments. Investment income in the first half of 2026 was RMB34.5 million (US$5.1 million).

Income Tax Expenses. Income tax expenses in the second quarter of 2026 were RMB59.9 million (US$8.8 million), representing a 439.0% year-over-year increase from RMB11.1 million in the same period of 2025. This increase was primarily driven by a higher effective tax rate. The effective tax rate represents certain estimates by the Company as to the tax obligations and benefits applicable to it in each quarter. Income tax expenses in the first half of 2026 were RMB129.3 million (US$19.1 million), representing a 624.9% year-over-year increase.

Net Income and Net Income Margin. Net income in the second quarter of 2026 was RMB413.2 million (US$60.9 million), representing a 35.6% year-over-year increase from RMB304.7 million in the same period of 2025. Net income margin in the second quarter of 2026 was 29.7%, compared with 28.5% in the same period of 2025. Net income in the first half of 2026 was RMB800.8 million (US$118.0 million), representing a 33.5% year-over-year increase. Net income margin in the first half of 2026 was 29.6%.

Non-GAAP Adjusted Net Income1 and Non-GAAP Adjusted Net Income Margin. Non-GAAP adjusted net income in the second quarter of 2026 was RMB431.2 million (US$63.5 million), representing a 32.6% year-over-year increase from RMB325.2 million in the same period of 2025. Non-GAAP adjusted net income margin in the second quarter of 2026 was 31.0%, compared with 30.4% in the same period of 2025. Non-GAAP adjusted net income in the first half of 2026 was RMB840.0 million (US$123.8 million), representing a 31.8% year-over-year increase. Non-GAAP adjusted net income margin in the first half of 2026 was 31.0%.

Basic and Diluted Net Income per ADS.2 Basic net income per ADS in the second quarter of 2026 was RMB9.14 (US$1.35), compared with RMB27.33 in the same period of 2025. Diluted net income per ADS in the second quarter of 2026 was RMB8.57 (US$1.26), compared with RMB6.48 in the same period of 2025. Basic net income per ADS in the first half of 2026 was RMB17.73 (US$2.61). Diluted net income per ADS in the first half of 2026 was RMB16.60 (US$2.45).

__________________________
1 Non-GAAP adjusted net income is defined as net income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measure” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.
2 Each ADS represents six of the Company’s Class A ordinary shares, par value US$0.0001 per share.

Cash Position and Cash Flow

As of June 30, 2026, the Company had cash and cash equivalents, time deposits, restricted cash and short-term investments of RMB5.16 billion (US$760.5 million), representing a 50.9% year-over-year increase and an 8.8% increase quarter over quarter.

In the second quarter of 2026, net cash provided by operating activities was RMB419.1 million (US$61.8 million). In the first half of 2026, net cash provided by operating activities was RMB1,140.4 million (US$168.1 million).

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB6.7851 to US$1.00, the exchange rate in effect as of June 30, 2026, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Share Repurchase Program

On June 10, 2026, the Company announced that its Board of Directors had authorized a share repurchase program under which the Company may repurchase up to US$15 million of its ordinary shares in the form of American depositary shares over a 12-month period, expiring on June 14, 2027. As of August 31, 2026, the Company had repurchased approximately 114,000 ADSs for a total consideration of approximately US$1.6 million.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. U.S. Eastern Time on September 10, 2026 or 8:00 P.M. Beijing Time to discuss its financial results and operating performance for the second quarter of 2026.

Participant Online Registration:
https://register-conf.media-server.com/register/BI30a562cd1000443a9c1521bedb39a2df

Participants should complete online registration using the link provided above at least 15 minutes before the scheduled start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at ir.yb-inc.com.

About Yuanbao Inc.

Yuanbao Inc. is a leading technology-driven online insurance distributor in China, committed to protecting health and well-being through innovative technology. Leveraging its proprietary consumer service cycle engine and advanced technologies, Yuanbao delivers customized insurance solutions from its partnered insurance carriers to over ten million insurance consumers throughout the entire insurance lifecycle, ranging from personalized recommendations to post-sales services. Through deep collaboration with insurance carriers and the use of data-driven insights, Yuanbao empowers carriers to tailor flagship products, enhances consumer engagement, and drives scalable and efficient distribution.

For more information, please visit: ir.yb-inc.com.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The Company uses non-GAAP financial measures, including adjusted net income and adjusted net income margin, in evaluating the Company’s operating results and for financial and operational decision-making purposes. Adjusted net income represents net income excluding share-based compensation expense, and adjusted net income margin represents adjusted net income as a percentage of revenue. Such adjustments have no impact on income tax.

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as an analytical tool and when assessing the Company’s operating performance, investors should not consider it in isolation. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Adjusted net income presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as a comparative measure to the Company’s data.

For more information on the non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations in this announcement contain forward-looking statements. Yuanbao may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Yuanbao’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Yuanbao’s mission, goals and strategies; Yuanbao’s future business development, financial condition and results of operations; the expected growth of the insurance industry in China; Yuanbao’s expectations regarding demand for and market acceptance of its products and services; Yuanbao’s expectations regarding its relationships with consumers, insurance carriers and other partners; competition in the industry and relevant government policies and regulations relating to insurance industry. Further information regarding these and other risks is included in Yuanbao’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Yuanbao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Yuanbao Inc.
E-mail: ir@yb-inc.com

Piacente Financial Communications
Helen Wu
Tel: +86-10-6508-0677
E-mail: yb@thepiacentegroup.com

In the United States:

Piacente Financial Communications
Brandi Piacente
Tel: +1-212-481-2050
E-mail: yb@thepiacentegroup.com

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (All amounts in thousands, except for share and per share data)
	As of December 31, 2025	As of June 30, 2026
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	860,455	1,147,557	169,129
Time deposits	273,416	93,945	13,846
Restricted cash	23,525	23,910	3,524
Short-term investments	2,829,462	3,894,730	574,012
Accounts receivable, net	441,414	615,920	90,775
Prepayments and other current assets, net	29,768	23,755	3,501
Total current assets	4,458,040	5,799,817	854,787
Non-current assets:
Property and equipment, net	13,784	12,010	1,770
Intangible assets, net	64,553	94,260	13,892
Long-term bank deposits	52,492	-	-
Right-of-use assets	8,566	1,589	234
Deferred tax assets, net	33,337	58,702	8,652
Other non-current assets, net	24,796	17,816	2,626
Total non-current assets	197,528	184,377	27,174
TOTAL ASSETS	4,655,568	5,984,194	881,961
LIABILITIES
Current liabilities:
Accounts payable	17,378	74,346	10,957
Contract liabilities	63,541	62,804	9,256
Salary and welfare payable	230,039	156,244	23,028
Taxes payable	43,275	118,737	17,500
Current lease liabilities	7,077	1,616	238
Dividend payable	-	389,720	57,438
Accrued expenses and other current liabilities	777,416	1,191,065	175,540
Total current liabilities	1,138,726	1,994,532	293,957
Non-current liabilities:
Non-current lease liabilities	846	31	5
Deferred tax liabilities, net	169,701	206,615	30,451
Total non-current liabilities	170,547	206,646	30,456
TOTAL LIABILITIES	1,309,273	2,201,178	324,413

SHAREHOLDERS' EQUITY:
Class A ordinary shares	135	136	20
Class B ordinary shares	55	55	8
Treasury stock	-	(1,438)	(212)
Additional paid-in capital	3,179,602	3,220,466	474,638
Statutory reserves	230,033	230,033	33,903
(Accumulated deficit) / Retained Earnings	(72,851)	338,228	49,849
Accumulated other comprehensive income / (loss)	9,321	(4,464)	(658)
TOTAL SHAREHOLDERS' EQUITY	3,346,295	3,783,016	557,548
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,655,568	5,984,194	881,961

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (All amounts in thousands, except for share, per share data, ADS and per ADS data)
	For the three months ended,			For the six months ended,
	June 30, 2025	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	USD	RMB	RMB	USD
Revenues	1,069,926	1,392,183	205,182	2,039,982	2,708,044	399,116
Operating costs and expenses*:
Operations and support	(40,900)	(97,786)	(14,412)	(85,656)	(145,239)	(21,406)
Selling and marketing expenses	(602,075)	(679,301)	(100,116)	(1,095,225)	(1,317,520)	(194,178)
General and administrative expenses	(47,496)	(64,752)	(9,543)	(114,136)	(151,370)	(22,309)
Research and development expenses	(81,723)	(99,453)	(14,658)	(157,821)	(205,795)	(30,330)
Total operating costs and expenses	(772,194)	(941,292)	(138,729)	(1,452,838)	(1,819,924)	(268,223)
Other income:
Interest income	5,941	3,043	448	11,169	7,787	1,148
Exchange losses	(1,730)	(2,047)	(302)	(1,868)	(3,979)	(586)
Investment income	10,048	19,906	2,935	16,927	34,497	5,084
Others, net	3,818	1,290	190	4,257	3,662	540
Income before income taxes	315,809	473,083	69,724	617,629	930,087	137,079
Income tax expenses	(11,118)	(59,930)	(8,833)	(17,836)	(129,286)	(19,054)
Net income	304,691	413,153	60,891	599,793	800,801	118,025
Accretion to preferred shares redemption value	679,209	-	-	700,795	-	-
Net income attributable to Yuanbao Inc.’s ordinary shareholders	983,900	413,153	60,891	1,300,588	800,801	118,025

Net income	304,691	413,153	60,891	599,793	800,801	118,025
Other comprehensive loss:
Foreign currency translation adjustments	(1,730)	(7,799)	(1,149)	(2,046)	(13,786)	(2,032)
Total comprehensive income	302,961	405,354	59,742	597,747	787,015	115,993
Accretion to preferred shares redemption value	679,209	-	-	700,795	-	-
Comprehensive income attributable to Yuanbao Inc.’s ordinary shareholders	982,170	405,354	59,742	1,298,542	787,015	115,993

Net income per share attributable to Yuanbao Inc.’s ordinary shareholders
Basic	4.56	1.52	0.22	8.05	2.96	0.44
Diluted	1.08	1.43	0.21	2.16	2.77	0.41

Net income per ADS attributable to Yuanbao Inc.’s ordinary shareholders
Basic	27.33	9.14	1.35	48.32	17.73	2.61
Diluted	6.48	8.57	1.26	12.95	16.60	2.45

Weighted average number of ordinary shares used in computing net income per share
Basic	216,003,981	271,349,335	271,349,335	161,484,125	270,942,919	270,942,919
Diluted	282,080,766	289,122,363	289,122,363	277,999,233	289,528,496	289,528,496

YUANBAO INC. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (CONTINUED) (All amounts in thousands, except for share, per share data, ADS and per ADS data)

*Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the three months ended,			For the six months ended,
	June 30, 2025	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	USD	RMB	RMB	USD
Operations and support	(10)	(29)	(4)	(21)	(35)	(5)
Selling and marketing expenses	(3,816)	(3,975)	(586)	(7,546)	(7,869)	(1,160)
General and administrative expenses	(9,963)	(8,915)	(1,314)	(18,400)	(19,185)	(2,828)
Research and development expenses	(6,745)	(5,082)	(749)	(11,646)	(12,101)	(1,783)
Total	(20,534)	(18,001)	(2,653)	(37,613)	(39,190)	(5,776)

**Each ADS represents six ordinary shares.

YUANBAO INC. RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS (UNAUDITED) (All amounts in thousands, unless otherwise noted)
	For the three months ended,			For the six months ended,
	June 30, 2025	June 30, 2026		June 30, 2025	June 30, 2026
	RMB	RMB	USD	RMB	RMB	USD
Net income	304,691	413,153	60,891	599,793	800,801	118,025
Add:
Share-based compensation expenses	20,534	18,001	2,653	37,613	39,190	5,776
Non-GAAP adjusted net income	325,225	431,154	63,544	637,406	839,991	123,801